[Bryan Cave LLP Letterhead]

March 21, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	Tom Kluck
Duc Dang
Howard Efron
Kevin Woody

Re:	GreenHaven Coal Index Fund
Registration Statement on Form S-1
Filed June 22, 2012
File No. 333-182301 -- RESPONSE TO COMMENT LETTER NO. 3

Ladies and Gentlemen:

On behalf of GreenHaven Coal Index Fund (the “Fund”) and GreenHaven Coal Services, LLC (the “Sponsor”), we set forth below the Fund’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”), in a letter dated November 16, 2012, from Mr. Tom Kluck, Legal Branch Chief (the “Comment Letter”), with respect to the Fund’s Registration Statement on Form S-1, File No. 333-182301, filed on June 22, 2012 and the Fund’s second amendment to Form S-1 filed on October 24, 2012 (collectively, the “Form S-1”).

On the date hereof, the Fund is filing a pre-effective third amendment to Form S-1 (“Amendment No. 3”) incorporating the revisions described herein.  For your convenience, each response follows the sequentially numbered comment copied from the Comment Letter.

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

●	Describe how and when a company may lose emerging growth company status;

●
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

●	State your election under Section 107(b) of the JOBS Act:

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

Securities and Exchange Commission
March 21, 2013

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response:  The Fund included the following disclosure on the cover page of the Amendment No. 3:

“The Fund qualifies as an “emerging growth company” as defined under the Jumpstart Our Business Startups Act. “Emerging growth company” does not mean that the Fund is a “growth” type of investment vehicle or that it will utilize a “growth” investment strategy.”

In addition, the Fund included the following disclosure on page  24 of the Amendment No. 3:

“Emerging Growth Company Status

As a company with less than $1 billion in revenue during its last fiscal year, the Fund qualifies as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”). “Emerging growth company” does not mean that the Fund is a “growth” type of investment vehicle or that it will utilize a “growth” investment strategy. As an “emerging growth company,” the Fund may, but does not intend to, take advantage of reduced reporting and other requirements that are otherwise applicable generally to public companies. The exemptions include:

●	a requirement to disclose only two years of audited financial statements, selected financial data and related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	reduced disclosure about its executive compensation arrangements;

●	no requirement to hold nonbinding advisory shareholder votes on executive compensation or golden parachute arrangements;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	the option to use an extended transition period for complying with new or revised accounting standards.

Securities and Exchange Commission
March 21, 2013

The Fund may, but does not intend to, take advantage of these exemptions for up to five years or such earlier time that it is no longer an “emerging growth company.” In general, the Fund would cease to qualify as an “emerging growth company” if it has more than $1 billion in annual revenues, it has more than $700 million in market value of its shares held by non-affiliates on any June 30th after it has been public for a year, or the Fund issues more than $1 billion of non-convertible debt over a three-year period.

The Fund is choosing to “opt out” of a provision of the JOBS Act that permits an “emerging growth company” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, the Fund will comply with new or revised accounting standards on the relevant dates on which the adoption of such standards is required for non-emerging growth companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.”

2.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Fund has produced no written communications, as defined in Rule 405 of the Securities Act, that were presented to potential investors in reliance on Section 5(d) of the Securities Act.  Similarly, there are no research reports published or distributed in reliance on Section 2(a)(3) of the Securities Act.

3.	Please provide us with any fact sheets that you intend on distributing for our review.

Response:  Currently, the Fund does not anticipate distributing any fact sheets; however, the Fund will provide the Staff with copies of any fact sheets prior to distribution.

Securities and Exchange Commission
March 21, 2013

Thank you for your consideration of our responses to your comments.  We would very much appreciate the Staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6820.

Very truly yours,

/s/ Terrence A. Childers

Terrence A. Childers

cc:	Mr. Cooper Anderson, GreenHaven Coal Services, LLC
Mr. Tom Fernandes, GreenHaven Coal Services, LLC

Mrs. Kathleen Moriarty, Katten Muchin Rosenman LLP
Mr. Peter Shea, Katten Muchin Rosenman LLP

Mr. Eliot Robinson, Bryan Cave LLP